UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       SOUTHERN PERU COPPER CORPORATION
                               (Name of Issuer)

                                 Common Stock
                                $0.01 par value
                        (Title of Class of Securities)

                                  843611 10 4
                                (CUSIP Number)


                            Augustus B. Kinsolving
                 Vice President, General Counsel and Secretary
                              ASARCO Incorporated
                            Tel. No. (212) 510-2000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                January 2, 1996
                    (Date of Event which Requires Filing of
                                this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following:   [ ].

         Check the following box if a fee is being paid with this statement: [X].


                           Exhibit Index at Page 16


                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.     843611 10 4   |             | Page   2   of 27  Pages      |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON                 |
|    |                                                                    |
|    | ASARCO Incorporated       Employer ID No. 13-492440                |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |x| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS                                                    |
|    | 00                                                                 |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    | New Jersey                                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 43,348,949                                    |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    | 0                                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 43,348,949                                    |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    | 0                                             |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 43,348,949                                                         |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES                                                 |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 54.1% of total Common Shares; 63.0% of Class A Common Stock        |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON                                           |
|    | CO                                                                 |
|____|____________________________________________________________________|
SEC 1746 (9-88)


Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock") and the Class A Common Stock, $0.01 par value per share (the "Class A Common Stock" and, together with the Common Stock, the "Common Shares") of Southern Peru Copper Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 180 Maiden Lane, New York, New York 10038.

Item 2.  Identity and Background.

               The name of the person filing this statement is ASARCO Incorporated, a New Jersey corporation ("Asarco").
               The address of the principal offices of Asarco is 180 Maiden Lane, New York, New York 10038. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Asarco is set forth on Schedule A.

         Asarco is a producer of nonferrous metals, principally copper, lead, zinc, silver and gold. Asarco also produces specialty chemicals and minerals and provides environmental services.

         During the last five years, neither Asarco nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

               In connection with a reorganization of Southern Peru Copper Corporation, Asarco and the other founding stockholders of Southern Peru Limited, Cerro Trading Company, Inc. ("Cerro") and Phelps Dodge Overseas Capital Corporation ("Phelps Dodge") (collectively, the "Founding Stockholders") surrendered 41,436,360 shares, 13,600,334 shares and 10,680,799 shares, respectively, of Southern Peru Limited representing 100% of the outstanding shares of Southern Peru Limited, in exchange for shares of Class A Common Stock of the Company (the "Founding Stockholder Exchange").

Item 4.  Purpose of Transaction.

               In connection with the Founding Stockholder Exchange, the Company conducted an exchange offer (the "Exchange Offer") pursuant to which it offered to exchange Common Stock for outstanding labor shares of the Peruvian Branch of Southern Peru Limited. The Exchange Offer was conducted in order to (i) provide holders of labor shares with an opportunity to receive securities of the Company which are listed on the New York Stock Exchange and the Lima Stock Exchange, (ii) establish public trading markets in the United States and in Peru for the Company's Common Stock, (iii) simplify the Company's consolidated capital structure and (iv) provide the Company in the future with improved access to the capital markets. The Founding Stockholder Exchange was conducted in order to provide holders of labor shares with representation on the Board of Directors of the Company while maintaining ultimate stockholder direction in the hands of the Founding Stockholders. On January 2, 1996, the Company completed the Exchange Offer.

               Asarco held its shares in Southern Peru Limited as a long-term investment and has acquired the Class A Common Stock of the Company with the same intent. Except as set forth above, Asarco has no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Company.

               (a) Asarco has acquired and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), beneficially owns 43,348,949 Common Shares, representing approximately 54% of the outstanding Common Shares of the Company and 63.05% of the outstanding Class A Common Stock of the Company. Class A Common Stock is convertible on a one-for-one basis to Common Stock at the option of the holder or automatically upon the sale or transfer of the Class A Common Stock to a non-affiliate of a Founding Stockholder.

               Asarco believes certain of its executive officers beneficially own Common Stock as set forth in Schedule C.

               Except as set forth herein, neither Asarco, nor, to the best of its knowledge, any individuals named in Schedule A hereto, except for those individuals named in Schedule C hereto, beneficially owns any Common Shares.

               (b) Asarco has sole power to vote and to dispose of 43,348,949 Shares of Class A Common Stock. Except with respect to the election of directors or as required by law, the Common Stock and Class A Common Stock vote together as a single class.

               (c) Information concerning acquisitions of Common Shares since November 2, 1995 is set forth on Schedule B.

               (d)  Inapplicable.

               (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

               Each of the Founding Stockholders has entered into a Stockholders' Agreement pursuant to which each Founding Stockholder has the right to nominate that number of 12 directors of the Company which is in proportion to the percentage of Class A Common Stock owned by such Founding Stockholder (or its affiliates) out of the aggregate Class A Common Stock then owned by all holders of Class A Common Stock (without any minimum required number of shares). The foregoing is qualified in its entirety by reference to the Stockholders' Agreement which is filed as Exhibit 1 hereto and incorporated herein by reference.

               Except for the Stockholders' Agreement described above, to the best knowledge of Asarco, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1:  Stockholders' Agreement dated as of January
                     2, 1996 among the Company, Southern Peru
                     Limited and the Founding Stockholders.



                                SIGNATURES
               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  January 12, 1996

                                       ASARCO Incorporated


                                       By: /s/ Kevin R. Morano
                                          _______________________
                                          Name:  Kevin R. Morano
                                          Title: Vice President



                                                         Schedule A


                     DIRECTORS AND EXECUTIVE OFFICERS OF
                             ASARCO INCORPORATED

               The name, title, present principal occupation or employment and business address of each of the directors and executive officers of ASARCO Incorporated ("Asarco") are set forth below. If no business address is given, the director's or officer's business address is Asarco's address. Unless otherwise indicated, each occupation following an individual's name refers to Asarco. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.

Directors
---------

Richard de J. Osborne
Chairman of the Board, Chief Executive Officer and President

Francis R. McAllister
Executive Vice President

Willard C. Butcher
Director of Texaco Inc., International Paper Company, and M.I.M. Holdings
Limited
101 Park Avenue
New York, New York 10178

James C. Cotting
Chairman of the Board and
Chairman of the Executive Committee
Navistar International Corporation
455 N. Cityfront Plaza Drive
Chicago, Illinois  60611

David C. Garfield
Director of Schering-Plough Corporation
200 Chestnut Ridge Road
Woodcliff Lake, New Jersey 07675

                                             Schedule A (continued)

E. Gordon Gee
President
The Ohio State University
2416 Commonwealth Park, North
Bexley, Ohio 43209

Harry Holiday, Jr.
Director of NBD Bancorp, Inc. and
Birmingham Steel Corporation
1 Sandpiper Drive
Village of Golf, Florida 33436

James W. Kinnear
Director of Corning Incorporated and
PaineWebber Group Inc.
Four Stamford Plaza
Stamford, Connecticut 06904

Martha T. Muse
Chairman, President and Chief Executive Officer
The Tinker Foundation
55 East 59th Street
New York, New York 10022

Michael T. Nelligan
President and Chief Executive Officer
Don Ward & Co.
241 West 56th Avenue
Denver, Colorado 80216

John D. Ong
Chairman and Chief Executive Officer
The BFGoodrich Company
3925 Embassy Parkway
Akron, Ohio  44333

James Wood
Chairman of the Board and Chief Executive Officer
The Great Atlantic & Pacific Tea Company, Inc.
2 Paragon Drive
Montvale, NJ 07645
British Citizen



                                             Schedule A (continued)


Executive Officers (Who Are Not Directors)
------------------------------------------

Augustus B. Kinsolving
Vice President and General Counsel

James J. Kerr
Vice President

Kevin R. Morano
Vice President and Chief Financial Officer

Robert J. Muth
Vice President

Robert M. Novotny
Vice President

Gerald D. Van Voorhis
Vice President

Michael O. Varner
Vice President

David B. Woodbury
Vice President

Robert Ferri
Secretary

Thomas J. Findley
Treasurer

William Dowd
Controller

James L. Wiers
General Auditor






                                                         Schedule B
                                                         ----------



                            Transactions in Shares
                of the Company Since November 2, 1996 by Asarco
                -----------------------------------------------

               The acquisition of Class A Common Stock set forth below was made by Asarco.

                        Number                           Price    Aggregate
  Date of              of Shares       Nature of         Per      Purchase
Transaction            Acquired        Purchase          Share     Price
-----------            ---------       ---------         -----    ---------
  1/2/96               43,348,949      Exchange           n/a       n/a
                                       of shares


                                                     Schedule C
                                                     ----------

                   BENEFICIAL OWNERSHIP OF COMMON STOCK BY
                     CERTAIN EXECUTIVE OFFICERS OF ASARCO

               Asarco believes certain of its executive officers beneficially own Common Stock acquired January 5-8, 1996, through open market purchases with personal funds as follows:

Name:  Richard de J. Osborne
Shares Acquired:  2,000
Price per Share:  15
Beneficial Ownership:  Voting and investment power
                       shared with spouse

Name:  Francis R. McAllister
Shares Acquired:  1,000
Price per Share:  15
Beneficial Ownership:  Sole voting and investment power

Name:  James J. Kerr
Shares Acquired:  500
Price per Share:  15
Beneficial Ownership:  Sole voting and investment power

Name:  Kevin R. Morano
Shares Acquired:  1,000
Price per Share:  15
Beneficial Ownership:  Sole voting and investment power

Name:  Robert J. Muth
Shares Acquired:  1,000
Price per Share:  15
Beneficial Ownership:  Sole voting and investment power

Name:  Robert M. Novotny
Shares Acquired:  500
Price per Share:  15
Beneficial Ownership:  Sole voting and investment power

Name:  Michael O. Varner
Shares Acquired:  400
Price per Share:  15
Beneficial Ownership:  Sole voting and investment power



                                       Schedule C (continued)

Name:  David B. Woodbury
Shares Acquired:  1,000
Price per Share:  16 1/8
Beneifical Ownership:  Voting and investment power
                       shared with spouse

Name:  Thomas J. Findley
Shares Acquired:  750
Price per Share:  15 1/8
Beneficial Ownership: Sole voting and investment power

Name:  William Dowd
Shares Acquired:  800
Price per Share:  16 1/8
Beneficial Ownership:  500 shares -- Voting and
                       investment power shared with spouse
                       300 shares -- Sole voting and
                       investment power
                       100 shares -- Voting and
                       investment power held solely
                       by spouse, with Mr. Dowd
                       disclaiming beneficial ownership



Exhibit Index
-------------


Exhibit                          Description                       Page
-------                          -----------                       ----

   1                 Stockholders' Agreement                        16